Exhibit 2.3

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

DATED: FEBRUARY 28, 2013

TABLE OF CONTENTS

PRESIDENT’S MESSAGE	1

PART I

Basis of Presentation	2
Forward-Looking Disclaimer	2
Explanation of Non-GAAP Measures Used in this Document	2
Overview of the Business	3
Business Environment	3
Strategy	4

PART II

Key Performance Drivers and Indicators	5
Property and Corporate Performance 2012 and 2011	7
Outlook	15

PART III

Summary of Selected Quarterly Performance	17

PART IV

Operating Liquidity and Working Capital	18
Capital Resources, Equity and Debt Activities	18
Commitments and Contingent Liabilities	21

PART V

Risks and Uncertainties	22

PART VI

Related Party Transactions	23
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting	26
Critical Accounting Policies	26
Future Accounting Policy Changes	27
Additional Information	28

Appendix A

Properties of the Company	29

Appendix B

Fourth Quarter Consolidated Statements of Comprehensive Income	32

PRESIDENT’S MESSAGE

Fellow Shareholders:

We are pleased to report our results for the year ended December 31, 2012. Our company has continued its growth and improved the quality of its portfolio of properties. Plazacorp now derives 90% of its revenues from national retail chains. Our geographically diversified and stable portfolio of properties delivers solid cash flow that has allowed Plazacorp to increase its annual dividend to 22.5¢ per share for 2013, up from 21.5¢ per share in 2012. This represents the 10th consecutive annual dividend increase.

During the year ended December 31, 2012, 4 additional properties, representing just over 191,000 square feet, became income producing. The company invested $11.7 million for 7 development land sites located in: Dieppe, NB; Saint John, NB; Halifax, NS; Charlottetown, PEI; Carbonear, NL; Boisbriand, QC; and St Jerome, QC. This development activity grew the current portfolio to 118 properties. Our business continues to grow as we have 11 properties, representing approximately 391,000 square feet, in planning, under development or under construction, 4 land assemblies, representing approximately 67,000 square feet, under purchase agreement and 1 income producing property, representing 46,000 square feet, for re-development under purchase agreement, at year end. These new development and re-development properties are representative of our investment strategy to develop assets leased to Canada’s best retailers and grow our future cash flow.

The company took advantage of the market conditions and placed $21 million of new 10 and 15 year long term fixed rate financing with a weighted average interest rate of 4.53% in 2012. The company will continue to take a conservative approach to the management of its debt by placing very long term fixed rate financing. In 2012, the company signed three major food store deals (one in Nova Scotia and two in Quebec) to anchor new strip centre developments. In addition, high quality new development sites have been acquired and will contribute to future cash flow per share growth in the near and medium term.

Going forward, we anticipate that 2013 will be a year of change for Plazacorp as the company plans to: 1) move to the TSX;

2) evolve from a mutual fund corporation to a mutual fund trust (REIT), subject to gaining appropriate tax and other regulatory approvals; and 3) consolidate the ownership of various joint venture interests. The company will continue to pursue its value-added business strategy for its shareholders and fill its development/re-development pipeline, while maintaining one of the lowest payout ratios (dividends versus FFO or AFFO) among its peers. The discipline of a low payout ratio and conservative debt levels is an important part of Plazacorp’s business strategy. Very few Canadian public real estate entities offer the potent combination of a secure dividend stream and the ability to consistently grow its asset base by developing high quality retail projects.

I wish to thank everyone responsible for our success: our staff; our Board of Directors; our customers; and our stakeholders.

Sincerely,

Michael Zakuta

President and CEO

PART I

BASIS OF PRESENTATION

Financial information included in this Management Discussion and Analysis (“MD&A”) includes material information up to February 28, 2013. Financial information provided has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A has been reviewed and approved by management of the Company and the Board of Directors.

FORWARD-LOOKING DISCLAIMER

Management’s Discussion and Analysis (“MD&A”) of the consolidated financial position and the results of operations of Plazacorp Retail Properties Ltd. (hereinafter referred to as “Plazacorp” or the “Company”) for the year ended December 31, 2012 should be read in conjunction with the Company’s Consolidated Financial Statements and the notes thereto for the years ended December 31, 2012 and 2011, along with the MD&A for the year ended December 31, 2011, including the section on “Risks and Uncertainties”. Historical results, including trends which might appear, should not be taken as indicative of future operations or results.

Certain information contained in this MD&A contains forward-looking statements, based on the Company’s estimates and assumptions, which are subject to risks and uncertainties. This may cause the actual results and performance of the Company to differ materially from the forward-looking statements contained in this MD&A. Such factors include, but are not limited to, economic, capital market, and competitive real estate conditions. These forward-looking statements are made as of February 28, 2013 and Plazacorp assumes no obligation to update or revise them to reflect new events or circumstances, except for forward-looking information disclosed in a prior MD&A which, in light of intervening events, required further explanation to avoid being misleading.

EXPLANATION OF NON-GAAP MEASURES USED IN THIS DOCUMENT

Funds from Operations (FFO) is not an IFRS financial measure. FFO is an industry measure and its calculation is prescribed in publications of the Real Property Association of Canada (REALpac). FFO as calculated by Plazacorp may not be comparable to similar titled measures reported by other entities. FFO is an industry standard widely used for measuring operating performance and is exclusive of unrealized changes in the fair value of investment properties, deferred income taxes and gains or losses on property dispositions. Plazacorp considers FFO a meaningful additional measure as it adjusts for certain non-cash items that do not necessarily provide an accurate picture of a company’s past or recurring performance. It more reliably shows the impact on operations of trends in occupancy levels, rental rates, net property operating income and interest costs compared to profit determined in accordance with IFRS. As well, FFO allows some comparability amongst different real estate entities that have adopted different accounting with respect to investment properties (some entities use the cost model and some entities use the fair value model to account for investment properties).

Adjusted Funds From Operations (AFFO) is an industry measure widely used to help evaluate dividend or distribution capacity. AFFO as calculated by Plazacorp may not be comparable to similar titled measures reported by other entities. AFFO primarily adjusts FFO for non-cash revenues and expenses and operating capital and leasing requirements that must be made merely to preserve the existing rental stream. Most of these maintenance capital expenditures would normally be considered investing activities in the statement of cash flows. Capital expenditures which generate a new investment or revenue stream, such as the development of a new property or the construction of a new retail pad during property expansion or intensification would not be considered as maintenance capital expenditures and would not be included in determining AFFO.

Net Property Operating Income (NOI) is an industry measure in widespread use. NOI as calculated by Plazacorp may not be comparable to similar titled measures reported by other entities. Plazacorp considers NOI a meaningful additional measure of operating performance of property assets, prior to financing considerations. Its calculation is total property revenues less total property operating costs, including operating ground rents. It is used primarily for performance comparison of assets held over the entire reporting period of the financial statements and this MD&A.

Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) is not an IFRS financial measure. EBITDA, as calculated by Plazacorp, may not be comparable to similarly titled measures reported by other entities. EBITDA is used in calculations that measure the Company’s ability to service debt. Its calculation is profit before finance costs, income tax expense, gains/losses on property dispositions, unrealized change from fair value adjustments and net revaluation of interest rate swaps.

FFO, AFFO, NOI and EBITDA are not defined by IFRS, and therefore should not be considered as alternatives to profit or cash flow from operating activities calculated in accordance with IFRS.

OVERVIEW OF THE BUSINESS

Plazacorp was incorporated on February 2, 1999 and commenced trading on the TSX Venture Exchange (PLZ) on July 30,

1999. On December 11, 2002 after receipt of shareholder and regulatory approval, Plazacorp filed articles of amendment to convert to a mutual fund corporation and retains that status. Headquartered in Fredericton, New Brunswick, Plazacorp acquires, develops and redevelops unenclosed and enclosed retail real estate throughout Atlantic Canada, Quebec and Ontario, which are predominantly occupied by national tenants. The Company’s portfolio at December 31, 2012 includes interests in 118 properties totaling 5.2 million square feet and additional lands held for development. These include properties directly held by Plazacorp, its subsidiaries and through joint ventures. Plazacorp’s growth has been, and continues to be, primarily created through the development or redevelopment of retail properties. As at December 31, 2012, the Company has $3.0 million committed to new development for 2013.

Summary of Properties

	Number of Properties December 31, 2012(1)	Gross Leasable Area (sq. ft.) December 31, 2012(1) (2)	Number of Properties December 31, 2011(1)	Gross Leasable Area (sq. ft.) December 31, 2011(1) (2)
Newfoundland and Labrador	10	620,644	9	599,382
New Brunswick	38	1,556,826	36	1,544,355
Nova Scotia	23	1,070,736	22	1,006,590
Ontario	14	261,824	14	259,087
Prince Edward Island	8	425,747	7	430,710
Quebec	25	1,223,775	24	1,202,648
Total	118	5,159,552	112	5,042,772

(1)    Includes properties under development and non-consolidated investments.

(2)    At 100%, regardless of the Company’s ownership interest in the properties

Plazacorp intends to focus its investments on retail real estate in Canada and expects that unenclosed single tenant and multi-tenant retail centres in primary, secondary or tertiary markets in Central and Eastern Canada will constitute the majority of its acquisition and development activity over the near to medium term.

Subject to appropriate regulatory, Board and shareholder approvals, as applicable, the Company is looking at converting from a mutual fund corporation to a real estate investment trust (REIT) structure and pursuing a listing on the TSX. See “Outlook” section of this MD&A.

BUSINESS ENVIRONMENT

The principal regions in which we operate continue to exhibit stability in retailer demand for space and in consumer spending. Our strategy is to develop or acquire properties tenanted by national retailers, with a focus on retailers in the consumer staples market segment. Our execution of this strategy has produced a portfolio that is currently approximately 90% occupied by national retailers, providing investors with stable cash flow.

Yearly Dividend Growth

Year	2003		2004		2005		2006		2007		2008		2009		2010		2011		Aug 2011		2012		2013
Dividend per share annually	8.0	¢	8.75	¢	10.5	¢	12.5	¢	15.0	¢	17.5	¢	18.5	¢	19.25	¢	20.25	¢	21.0	¢	21.5	¢	22.5	¢
Percentage increase	n/a		9.4%		20.0%		19.0%		20.0%		16.7%		5.7%		4.1%		5.2%		3.7%		2.4%		4.7%

Plazacorp has a proven history of dividend growth, having increased its dividend eleven times over the past ten years. Plazacorp began paying dividends in November 2002. Plazacorp’s first full year of dividends began in 2003.

The capital markets continued to be good in 2012 for financing through both debt and equity. Long-term debt financing is available at historically competitive rates with long amortization periods and long terms.

Over the last few years, Plazacorp has focused its growth on developments and redevelopments, partly as a result of high prices demanded for quality retail real estate. Plazacorp has strong in-house development expertise, including expertise in site selection, leasing, financing, construction and project management. Plazacorp expects to continue generating growth through developments and redevelopments of retail properties.

STRATEGY

Plazacorp’s principal goal is to deliver a reliable and growing yield to shareholders from a diversified portfolio of retail properties. To achieve this goal the Company’s Board of Directors has set acquisition and development criteria of a minimum cash yield (unlevered yield) equal to 100 basis points above the mortgage constant for a 10 year mortgage at prevailing rates and assuming a 25 year amortization period.

The Company strives to:

•      maintain access to cost effective sources of debt and equity capital to finance acquisitions and new developments;

•      acquire or develop properties at a cost that is consistent with the Company’s targeted returns on investment;

•      maintain high occupancy rates on existing properties while sourcing tenants for properties under development and future acquisitions; and

•      diligently manage its properties to ensure tenants are able to focus on their businesses.

The Company invests in the following property types:

•      new properties developed on behalf of existing clients or in response to demand;

•      well located but significantly amortized shopping malls and strip plazas to be redeveloped; and

•      existing properties that will provide stable recurring cash flows with opportunity for growth.

Management intends to achieve Plazacorp’s goals by:

•      acquiring or developing high quality properties with the potential for increases in future cash flows;

•      focusing on property leasing, operations and delivering superior services to tenants;

•      managing properties to maintain high occupancies and staggering lease maturities appropriately;

•      increasing rental rates when market conditions permit;

•      achieving appropriate pre-leasing prior to commencing construction;

•      managing debt to obtain both a low cost of debt and a staggered debt maturity profile;

•      matching, as closely as practical, the weighted average term to maturity of mortgages to the weighted average lease term;

•      retaining sufficient capital to fund capital expenditures required to maintain the properties well;

•      raising capital where required in the most cost-effective manner; and

•      periodically reviewing the portfolio to determine if opportunities exist to re-deploy equity from slow growth properties into higher growth investments.

PART II

KEY PERFORMANCE DRIVERS AND INDICATORS

There are numerous performance drivers, many beyond management’s control, that affect Plazacorp’s ability to achieve its goals. These key drivers can be divided into internal and external factors.

Management believes that the key internal performance drivers are:

•      occupancy rates;

•      rental rates;

•      tenant service; and

•      maintaining competitive operating costs.

Management believes that the key external performance drivers are:

•      the availability of new properties for acquisition and development;

•      the availability of equity and debt capital; and

•      a stable retail market.

The key performance indicators by which management measures Plazacorp’s performance are as follows:

•      funds from operations (FFO);

•      FFO/AFFO payout ratios;

•      debt service ratios;

•      “same-asset” net property operating income;

•      weighted average effective cost of debt; and

•      occupancy levels.

The key performance indicators discussed throughout the MD&A are summarized in the table that follows. For a detailed explanation of the key performance indicators please refer to the appropriate section in this MD&A. Management believes that its key performance indicators allow it to track progress towards the achievement of Plazacorp’s primary goal of providing a steady and increasing cash flow to shareholders. The following chart discusses the key performance indicators for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Funds from Operations

•      For the year ended December 31, 2012 FFO was $16.2 million, or 26.4¢ per share (26.4¢ per share diluted) compared to $14.1 million, or 26.3¢ per share (26.3¢ per share diluted) for the year ended December 31, 2011, a 15.6% dollar increase.

The principal factors influencing FFO were:

•      Incremental NOI growth of approximately $2.0 million earned by properties which were acquired or transferred from properties under development to income producing status during 2011 and 2012.

•      A net decrease in financing costs of $1.5 million mainly affected by the maturity and conversions of debentures and the maturity of mortgage bonds.

•      A $1.2 million increase in other income recorded as a result of the internalization of property and corporate management effective July 1, 2011, relating to fees earned from third party partners in properties that Plazacorp does not own a 100% interest in.

•      A net increase in administrative costs of $2.3 million mainly affected by the internalization of property and corporate management which accounted for $2.5 million of the increase compared to the prior year, partly offset by savings in one- time administrative costs incurred in 2011 of $242 thousand for tax consulting and professional fees relating to the potential conversion to a REIT structure and IFRS conversion work.

•      A decrease in same-asset NOI of $166 thousand.

FFO/AFFO Payout Ratios

•      For the year ended December 31, 2012, the FFO payout ratio was 80.9% compared to 78.2% in the prior year. For the year ended December 31, 2012, the AFFO payout ratio was 87.6% compared to 91.3% in the prior year. Both payout ratios remained low by industry standards. The payout ratios were negatively impacted by the effect on FFO of the internalization in 2011.

Debt Service Ratios

•      For the year ended December 31, 2012 the interest coverage ratio improved 0.2 times over the prior year to 2.1 times and the debt service coverage ratio improved over the prior year by 0.2 times to 1.7 times. The debt service coverage and interest coverage ratios exceed the requirements under borrowing arrangements.

Same-Asset Net Property Operating Income	• For the year ended December 31, 2012, same-asset NOI decreased slightly compared to the prior year by $166 thousand or 0.5%.

Weighted Average Effective Cost of Debt

•      At December 31, 2012 the weighted average effective cost of mortgage debt decreased 29 basis points to 5.78% from 6.07% at December 31, 2011. This was mainly the result of $16.2 million of defeasances of higher cost debt for lower cost debt entered into in 2011.

Occupancy Levels	• At December 31, 2012 overall occupancy was 95.9% compared to 96.5% at December 31, 2011.

PROPERTY AND CORPORATE PERFORMANCE 2012 AND 2011

Funds from Operations (FFO)

Plazacorp’s summary of FFO for the three and twelve months ended December 31, 2012, compared to the three and twelve months ended December 31, 2011 is presented below:

(000s — except per share amounts and debt coverage ratios)	3 Months Ended December 31, 2012	3 Months Ended December 31, 2011	12 Months Ended December 31, 2012	12 Months Ended December 31, 2011
	(unaudited)	(unaudited)

Profit for the period attributable to shareholders	$1,058	$7,911	$43,598	$28,114
Add (deduct):
Loss on disposal of surplus land	51	3	43	3
Deferred income tax expense	(72)	2,829	13,176	10,349
Fair value adjustment to investment properties	3,633	(8,385)	(37,091)	(23,864)
Fair value adjustment to investments	(2,701)	(1,762)	(7,485)	(3,759)
Fair value adjustment to convertible debentures	547	3,088	673	2,744

Tax on disposals of investment properties and investment properties included in investments	835	—	835	—
Net revaluation of interest rate swaps	(27)	165	(48)	363
Non-controlling interest adjustment	789	(198)	2,542	103
Basic FFO	$4,113	$3,651	$16,243	$14,053
Interest on dilutive convertible debentures	—	—	—	—
Diluted FFO	$4,113	$3,651	$16,243	$14,053
Basic Weighted Average Shares Outstanding	63,833	59,716	61,447	53,394
Diluted Weighted Average Shares Outstanding	63,833	59,716	61,447	53,394
Basic and diluted FFO per share	$0.064	$0.061	$0.264	$0.263

Debt coverage ratios
Interest coverage ratio(1)	2.1 times	1.9 times	2.1 times	1.9 times
Debt service coverage ratio(2)	1.7 times	1.5 times	1.7 times	1.5 times

(1) Calculated as EBITDA divided by finance costs.

(2) Calculated as EBITDA divided by total debt service (finance costs plus periodic mortgage principal repayments).

Basic FFO for the year ended December 31, 2012 increased by 15.6% over the same period in the prior year. Positively impacting FFO was: (i) incremental NOI growth from new developments/acquisitions of approximately $2.0 million; and (ii) a net decrease in interest costs of $1.5 million. Interest costs were mainly affected by the maturity and conversions of debentures and the maturity of mortgage bonds. Negatively impacting FFO was a decrease in same-asset NOI of $166 thousand.

On a year-to-date basis, FFO was also negatively impacted by the July 1, 2011 internalization of property and corporate management, which was mainly reflected in the increase in salaries of internalized staff and other office costs (mainly recorded in administrative expenses), net of property management and corporate management fee savings from internalization as well as other income recorded on fees earned from third party partners in properties that Plazacorp does not own a 100% interest in. In 2012, these net costs are being recorded for the entire period, while in the prior year they were recorded only for six months (since July 1, 2011), resulting in approximately $1.1 million of relative negative impact to FFO compared to the prior year.

Although the internalization is generally positive to net cash flows as a result of additional non-FFO fee savings (such as development and acquisition fees), it has been negative to FFO mainly because certain costs incurred in the form of fees paid to the external manager prior to internalization that were eligible for capitalization, are not all eligible for capitalization when they take the form of salaries. Salary expenses are recorded both in NOI (for property staff) and administrative expenses (for other staff).

Basic FFO for the three months ended December 31, 2012 increased by 12.7% over the same period in the prior year. Positively impacting FFO was: (i) incremental NOI growth from new developments/acquisitions of approximately $471 thousand; and (ii) a net decrease in interest costs of $383 thousand. Interest costs were mainly affected by the conversions of debentures. These were partly offset by the decline in same-asset NOI of $131 thousand and an increase in current income tax expense (excluding non-FFO taxes on disposals) of $181 thousand.

Adjusted Funds from Operations (AFFO)

Adjusted funds from operations removes non-cash revenues and expenses from FFO, deducts maintenance capital expenditures and leasing costs and makes other adjustments necessary to show funds available for distribution as dividends and to pay periodic mortgage payments.

Maintenance capital expenditures include routine capital expenditures for existing properties and leasing costs include leasing commissions and tenant improvement costs for existing properties.

(000s, except per share amounts and percentage		3 Months Ended December 31,	3 Months Ended December 31,	12 Months Ended December 31,	12 Months Ended December 31,
data)		2012	2011	2012	2011
		(unaudited)	(unaudited)
Basic FFO		$4,113	$3,651	$16,243	$14,053
Add:	Amortization of finance charges included in interest expense	209	200	765	737
	Principal repayment of tenant loans	133	149	604	570
	Non-controlling interest adjustment	20	26	147	90
Less:	Non-cash revenue — straight-line rent	(371)	(253)	(1,117)	(1,111)
	Equity accounting adjustment	(40)	(136)	(270)	(244)
	Maintenance capital expenditures — existing properties	(186)	(124)	(605)	(621)
	Leasing costs — existing properties	(11)	(233)	(768)	(1,099)
	Mortgage finance charges — existing properties	—	(56)	—	(341)
Basic and diluted AFFO		$3,867	$3,224	$14,999	$12,034
Basic and diluted AFFO per share		$0.061	$0.054	$0.244	$0.225
Gross dividend payments		3,426	3,140	13,146	10,984
AFFO after dividends		$441	$84	$1,853	$1,050
Dividends as a percentage of basic AFFO		88.6%	97.4%	87.6%	91.3%
Dividends as a percentage of basic FFO		83.3%	86.0%	80.9%	78.2%

For the year ended December 31, 2012, AFFO increased by $3.0 million, or 24.6% over the prior year mainly due to the increase in FFO, a decrease in mortgage finance charges due to a lack of mortgage expiries on existing properties this year and a decrease in leasing costs on existing properties mainly as a result of the internalization of property and corporate management.

For the three months ended December 31, 2012, AFFO increased by $643 thousand, or 19.9% over the same period in the prior year. The increase was mainly due to the increase in FFO, a decrease in mortgage finance charges due to a lack of mortgage expiries on existing properties this year and a decrease in leasing costs on existing properties.

The FFO payout ratios for the three and twelve months ended December 31, 2012 were 83.3% and 80.9%, respectively, compared to 86.0% and 78.2%, respectively, for the three and twelve months ended December 31, 2011. The AFFO payout ratios for the three and twelve months ended December 31, 2012 were 88.6% and 87.6%, respectively, compared to 97.4% and 91.3%, respectively, for the three and twelve months ended December 31, 2011. For the twelve months ended December 31, 2012, the payout ratios were negatively impacted by the effect on FFO of the internalization in 2011.

Same-Asset Net Property Operating Income

Same-asset categorization refers to those properties which were owned and operated by Plazacorp for the twelve months ended December 31, 2012 and the entire year ended December 31, 2011 and excludes partial year results from certain assets due to timing of acquisition, redevelopment or disposition.

Significant portions of the Company’s leases have common cost recoveries from tenants linked to the consumer price index (CPI). Certain anchor tenant leases may restrict recovery of common costs. As a result, certain costs such as snow removal and utility costs may not be completely offset by cost recoveries in a period, or recovery revenues may exceed costs. Municipal taxes are generally net and fully recoverable from all tenants. Most tenants in strip plazas and single use properties are responsible for their own utilities, and changes to these costs do not materially impact NOI.

(000s, except percentage data)	3 Months Ended December 31, 2012	3 Months Ended December 31, 2011	12 Months Ended December 31, 2012	12 Months Ended December 31, 2011
	(unaudited)	(unaudited)
Same-asset rental revenue	$13,553	$13,349	$53,801	$53,153
Same-asset operating expenses	2,897	2,661	11,074	10,697
Same-asset realty tax expense	2,772	2,673	11,077	10,640
Same-asset net property operating income	$7,884	$8,015	$31,650	$31,816
Total net property operating income	$8,994	$8,709	$35,298	$33,487
Total net property operating income margin	59.0%	60.1%	59.4%	60.2%

As noted in the chart above, the NOI for the same-asset pool for the twelve months ended December 31, 2012, is down slightly by $166 thousand or 0.5% over the same period in the prior year. The decrease was mainly due to higher maintenance costs at some of the properties that are mostly either not recoverable (if cost recoveries from relevant tenants are capped) or not fully recoverable this year, accounting for approximately $306 thousand of the decrease. Partly offsetting this decrease were lease termination fees and other additional recoveries of approximately $120 thousand. The negative effect on same-asset NOI of the decrease in occupancy at the enclosed malls was offset by the positive effect on same-asset NOI of occupancy increases in the rest of the same-asset portfolio.

Total NOI grew by $1.8 million, or 5.4% due to the overall growth in investment properties mainly from development activities. The increase in total NOI for the year ended December 31, 2012 was mainly attributable to:

•      the full period impact of four properties transferred to income producing status from properties under development in 2011, accounting for $1.5 million of the increase;

•      the full period impact of three properties transferred to income producing status from properties under development during the year ended December 31, 2012, accounting for $545 thousand of the increase (annualized impact to NOI of approximately $1.2 million) (Spencer Drive Plaza was transferred to income producing status on April 20, 2012, Manotick was transferred to income producing status on July 18, 2012 and Powell Drive was transferred to income producing status on September 29, 2012);

•      the impact of Buchanan Street Plaza which was an income producing property acquired in 2011, accounting for a decrease of $78 thousand in NOI compared to the prior year. Buchanan Street Plaza began being redeveloped in May 2012 and was re-transferred to income producing status on October 12, 2012. During the redevelopment phase, the property was not providing any rent (NOI of $238 thousand was recorded for this property for the year ended December 31, 2012 prior to redevelopment). The annualized positive impact to NOI post-redevelopment is approximately $697 thousand; and

•     a same-asset pool decrease of $166 thousand.

NOI for the same-asset pool for the quarter ended December 31, 2012 decreased by $131 thousand or 1.6% over the same period in the prior year. The decrease was mainly due to higher maintenance costs at some of the properties that are mostly either not recoverable (if cost recoveries from relevant tenants are capped) or not fully recoverable this year, accounting for approximately $163 thousand of the decrease. The negative effect on same-asset NOI of the decrease in occupancy at the enclosed malls was more than offset by the positive effect on same-asset NOI of occupancy increases at the rest of the same- asset portfolio.

Total NOI for the quarter ended December 31, 2012 increased by $285 thousand or 3.3% over the same period in the prior year, mainly due to the impact of properties transferred to income producing status in 2011, accounting for $286 thousand of the increase, as well as properties transferred in 2012, accounting for $256 thousand of the increase. These were partly offset by the same asset NOI decline of $131 thousand, as well as the impact from the Buchanan Street Plaza property as described above, which accounted for $71 thousand of the decrease.

The following table shows a breakdown of same-asset NOI by province.

(000s, except percentage data)	3 Months Ended December 31, 2012	3 Months Ended December 31, 2011	12 Months Ended December 31, 2012	12 Months Ended December 31, 2011
	(unaudited)	(unaudited)
New Brunswick	$2,977	$3,008	$12,020	$11,715
Quebec	1,246	1,365	4,936	5,525
Nova Scotia	2,123	2,116	8,591	8,481
Ontario	416	430	1,671	1,715
Newfoundland and Labrador	378	380	1,549	1,545
Prince Edward Island	744	716	2,883	2,835
Same-asset net property operating income	$7,884	$8,015	$31,650	$31,816
Percentage decrease over prior period	(1.6)%		(0.5)%

The following assets are not included in “same asset” measurements due to timing of acquisition, redevelopment or disposition.

2011 Transactions	Property Type	Square Footage	Ownership	Income Producing During
Dundonald & Smythe, Fredericton, NB(1)	Strip Plaza	19,779	100%	Q1 11
King & Mill, Newcastle, ON	Single Use	15,134	50%	Q1 11
Torbay & MacDonald, St. John’s, NL	Single Use	18,550	100%	Q1 11
Buchanan Street Plaza, Charlottetown, PE(2)	Single Use	56,452	100%	Q2 11
Stavanger Drive Plaza, St. John’s, NL	Strip Plaza	50,563	90%	Q3 11
Bedford Commons — 2, Bedford, NS	Strip Plaza	105,190	100%	Q4 11
Total		265,668

(1) Dundonald & Smythe was an income producing property which was purchased.

(2) Buchanan Street Plaza was an income producing property which was purchased for redevelopment.

2012 Transactions	Property Type	Square Footage	Ownership	Income Producing During
Spencer Drive, Charlottetown, PE	Strip Plaza	95,713	100%	Q2 12
Manotick, Manotick (Ottawa), ON	Single Use	28,968	50%	Q3 12
Powell Drive, Carbonear, NL	Single Use	10,000	100%	Q3 12
Buchanan Street Plaza, Charlottetown, PE	Strip Plaza	56,452	100%	Q4 12
Total		191,133

Leasing and Occupancy

The following table represents leases expiring for the next 5 years and thereafter for Plazacorp’s property portfolio at December 31, 2012 (excluding non-consolidated investments).

	Strip Plazas		Enclosed Malls		Single-User		Total
Year	Sq Ft(1)%		Sq Ft(1)%		Sq Ft(1)%		Sq Ft(1)%

2013	153,967	6.0	76,929	12.4	—	—	230,896	6.3
2014	200,806	7.8	76,153	12.3	—	—	276,959	7.5
2015	369,157	14.4	74,449	12.0	25,695	5.0	469,301	12.7
2016	289,893	11.3	50,461	8.1	25,771	5.1	366,125	9.9
2017	135,026	5.3	70,558	11.4	35,580	7.0	241,164	6.5
Thereafter	1,416,815	55.2	271,764	43.8	422,742	82.9	2,111,321	57.1
Subtotal	2,565,664	100.0	620,314	100.0	509,788	100.0	3,695,766	100.0
Vacant	108,340		50,225		—		158,565
Total	2,674,004		670,539		509,788		3,854,331
Weighted average lease	7.3 years		5.8 years		9.3 years		7.3 years

1) At 100%, regardless of the Company’s ownership interest in the properties.

At December 31, 2012, overall occupancy for the portfolio (excluding properties under development and non-consolidated investments) decreased to 95.9% from 96.5% at December 31, 2011. This decrease was mainly due to the increase in vacancies at the enclosed malls.

During 2012, the Company completed 728 thousand square feet (2011 - 780 thousand square feet) of new and renewal leasing deals at market rates (including leasing at non-consolidated investments). The 728 thousand square feet of leasing was comprised of 314 thousand square feet on new developments, and 414 thousand square feet on existing properties. Excluding leasing at non-consolidated investments, the Company completed 596 thousand square feet of new and renewal leasing deals (2011 - 566 thousand square feet) at market rates. The 596 thousand square feet of leasing was comprised of 310 thousand square feet on new developments and 286 thousand square feet on existing properties.

On average, Plazacorp’s embedded or contractual gross rents expiring in 2012 would be at or below current market rates. Plazacorp’s financial exposure to vacancies and lease roll-overs differs among the different retail asset types, as gross rental rates differ dramatically by asset class.

•      Occupancy in the strip plazas was 95.9% at December 31, 2012 compared to 95.7% at December 31, 2011.

•      Average occupancy for enclosed malls was 92.5% at December 31, 2012 compared to 96.1% at December 31, 2011.

•      Occupancy for single use assets remained stable at 100% at December 31, 2012.

•      Pre-leased space in properties in the development phase and in the construction phase is 88.7% at December 31, 2012.

Plazacorp has built a portfolio with a high quality revenue stream. Plazacorp’s ten largest tenants based upon current monthly gross rents at December 31, 2012 represent approximately 53.7% of total revenues in place.

		% of Gross Revenue
1.	Shoppers Drug Mart	23.5
2.	Dollarama	6.9
3.	Staples	4.4
4.	Mark’s Work Wearhouse	3.2
5.	Sobeys	3.1
6.	Reitmans	2.8
7.	Best Buy/Future Shop	2.7
8.	Bulk Barn	2.6
9.	Winners	2.6
10.	Michaels	1.9

The Company’s mix of tenancy continues the trend towards primarily national tenants as a result of new developments. The portfolio is well positioned to resist downturns in its markets and provide stability to cash flows from which it funds operations and dividends.

	December 31, 2012	December 31, 2011
National	90.0%	89.7%
Regional	3.5%	3.9%
Local	5.5%	5.5%
Non-Retail	1.0%	0.9%

Profit and Total Comprehensive Income for the Period

Profit and total comprehensive income was $47.1 million for the year ended December 31, 2012, compared to $28.9 million for the year ended December 31, 2011, an increase of $18.2 million. Profit was impacted by: (i) the increase in NOI of $1.8 million mentioned previously; (ii) an increase in share of profit of associates of $3.9 million, mainly due to an increase in fair value of the underlying investment properties; (iii) an increase in the fair value gain to investment properties of $13.2 million over the prior year mainly as a result of a decrease in capitalization rates; (iv) the net decrease in finance costs mentioned previously, which increased profit by $1.5 million; and (v) the decrease in the net loss from fair value adjustments to convertible debentures, which increased profit by $2.1 million over the prior year. This was partly offset by: (i) the net negative impact of the internalization noted previously, which decreased profit by approximately $1.1 million; and (ii) an increase in income taxes of $3.7 million.

Profit and total comprehensive income for the three months ended December 31, 2012 was $2.1 million compared to $7.9 million for the same period in the prior year. Profit was impacted by (i) the increase in NOI of $285 thousand mentioned previously; (ii) an increase in share of profit of associates of $1.0 million, mainly due to an increase in fair value of the underlying investment properties; (iii) the net decrease in finance costs mentioned previously, which increased profit by $381 thousand; (iv) the decrease in the net loss from fair value adjustments to convertible debentures, which increased profit by $2.5 million over the prior year; and (v) a decrease in income taxes of $1.9 million. This was partly offset by a net loss recorded from fair value adjustments to investment properties in the quarter, which decreased profit by 12.0 million compared to the prior year.

Share of Profit of Associates

Share of profit of associates consists of income from equity and cost-accounted investments as well as fair value changes in the underlying investment properties included within these equity-accounted investments and other changes to the equity position of the equity-accounted investments that would impact the residual returns on wind-up (such as debt financing incurred). The following schedule shows Plazacorp’s ownership position, rates of preferred returns on investment and Plazacorp’s interest in cash on capital appreciation beyond the preferred returns.

	Ownership Position	Preferred Return	Residual Return
Equity Accounted Investments(1)
Centennial Plaza Limited Partnership	10%	10%	20%
MDO Limited Partnership(2)	20%	10%	30%
Village Shopping Centre Limited Partnership	30%	8%	50%
Trois Rivieres Limited Partnership	15%	10%	30%
Plazacorp — Shediac Limited Partnership	10%	8%	50%
Plazacorp Ontario1 Limited Partnership	25%	4%	25%
VGH Limited Partnership(3)	20%	8%	27%

Cost Accounted Investments(1)
Northwest Plaza Commercial Trust	10%	—	—

(1)          Equity and cost accounted investments consist of the following properties: 3550 Sources, Centennial Plaza, Place Du Marche and BPK Levis (Centennial Plaza Limited Partnership); Plaza des Recollets (Trois Rivieres Limited Partnership); the Village Shopping Centre (Village Shopping Centre Limited Partnership); Shediac West (Plazacorp — Shediac Limited Partnership); Ottawa Street Almonte, Hastings Street Bancroft and Main Street Alexandria (Plazacorp Ontario1 Limited Partnership); St. Jerome (VGH Limited Partnership); and the Northwest Centre (Northwest Plaza Commercial Trust).

(2)          Marche de L’Ouest (the property owned by MDO Limited Partnership) was sold in December 2012. Funds were not distributed to the partners on this sale until after year end.

(3)          The land within this partnership is currently in the planning phases of development.

Share of profit of associates for the year ended December 31, 2012 includes Plazacorp’s share of NOI of approximately $3.5 million. Share of profit of associates increased by $3.9 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 and increased by $1.0 million for the quarter ended December 31, 2012 compared to the quarter ended December 31, 2011. The increases were mainly due to a fair value increase of the underlying investment properties compared to the prior year as a result of both a decrease in the capitalization rates as well as improved leasing at the Village Shopping Centre. This was partly offset by additional debt incurred at Centennial Plaza Limited Partnership, which negatively affected the Company’s share of the residual equity in this investment.

Distributions received from associates for the year ended December 31, 2012 were $1.7 million compared to $1.5 million for the year ended December 31, 2011.

In December 2012, Marche de L’Ouest (the property owned by MDO Limited Partnership), was sold for $27.0 million. Partial distribution to the partners of the net proceeds after settlement of liabilities was made in January 2013 with the remainder expected to follow in April 2013. The Company’s share of the distribution is $4.6 million of which $2.0 million was received in January 2013 and the remaining $2.6 million is expected to be received in April 2013.

The joint venture for the Village Shopping Centre was reorganized and converted from a preferred return/residual return structure to a pari-passu co-ownership structure effective January 1, 2013, with the Company’s ownership position becoming 44.5%. As part of the reorganization, the Village Shopping Centre Limited Partnership was dissolved. The Company anticipates that as a result of this reorganization, the Village Shopping Centre will be accounted for using proportionate consolidation.

Change in Fair Value of Investment Properties

The net gain from the fair value adjustment to investment properties for the year ended December 31, 2012 was $37.1 million and for the three months ended December 31, 2012 was a net loss of $3.6 million (for the year ended December 31, 2011 — net gain of $23.9 million; for the three months ended December 31, 2011 — net gain of 8.4 million). The weighted average capitalization rate at December 31, 2012 was 6.80% compared to 7.41% at December 31, 2011. Although the overall weighted average capitalization rate remained unchanged during the three months ended December 31, 2012, changes in NOI assumptions and some minor increases in capitalization rates among some specific properties caused the loss in fair value to be recorded for the three months ended December 31, 2012. At December 31, 2012 a decrease of 0.25% in the capitalization rates used to determine the fair value of investment properties would have resulted in an increase in investment properties of approximately $20.5 million. An increase of 0.25% in the capitalization rates used would have resulted in a decrease in investment properties of approximately $19.1 million.

Change in Fair Value of Convertible Debentures

The net loss from the fair value adjustment to convertible debentures for the year ended December 31, 2012 was $673 thousand and for the three months ended December 31, 2012 was $547 thousand (for the year ended December 31, 2011 — net loss of $2.7 million; for the three months ended December 31, 2011 — net loss of $3.1 million). The decrease in the net loss was mainly due to the fact that there were less convertible debentures outstanding as a result of conversions.

Gain/(Loss) on Disposals of Land

During the year ended December 31, 2012 the Company disposed of three parcels of land located in Shawinigan, QC, Rivière-du-Loup, QC and Petawawa, ON for net proceeds of $427 thousand and an accounting loss of $43 thousand (representing transaction costs on sale).

During the year ended December 31, 2011, the Company sold land in Miramichi, NB for net proceeds of $247 thousand and an accounting loss of $3 thousand (representing transaction costs on sale).

Other Income

Other income includes property management and other fees earned from third party joint venture partners and partners in equity-accounted investments, as a result of the internalization of property and corporate management in 2011.

Administrative Expenses

Administrative expenses increased by $2.3 million for the year ended December 31, 2012, compared to the same period in the prior year, mainly due to the internalization of property and corporate management effective July 1, 2011, resulting in salaries and other office costs being recorded. Salaries, benefits and other office costs relating to the internalization are being recorded for the entire year ended December 31, 2012, compared to only six months in 2011. The difference accounts for $2.5 million of the increase in administrative expenses. This was partly offset by savings in one-time administrative costs incurred in 2011 of $242 thousand for tax consulting and professional fees relating to the potential conversion to a REIT structure and IFRS conversion work. For the three months ended December 31, 2012, administrative expenses increased by $145 thousand compared to the same period in the prior year mainly due to an increase in salaries and benefits.

Income Tax Expense

The financial statements include the current and deferred income taxes payable by the Company and its consolidated subsidiaries.

(000s)	3 Months Ended December 31, 2012 (unaudited)	3 Months Ended December 31, 2011 (unaudited)	12 Months Ended December 31, 2012	12 Months Ended December 31, 2011
Current income taxes	1,152	$136	1,061	$169
Deferred income taxes	(72)	2,829	13,176	10,349
Total income taxes	1,080	$2,965	14,237	$10,518

Deferred income taxes increased for the twelve months ended December 31, 2012 compared to the prior year, mainly as a result of higher profit before income taxes, mainly driven by an increase in fair value adjustments compared to the prior year.

Deferred income taxes decreased for the three months ended December 31, 2012 compared to the prior year, mainly as a result of lower profit before income taxes, mainly driven by a decrease in fair value adjustments to investment properties compared to the prior year.

Current income taxes increased for both the three and twelve months ended December 31, 2012, as a result of a capital gain from the sale of Marche de L’Ouest in December 2012.

Acquisitions

During the year ended December 31, 2012 the Company acquired interests in land in Dieppe (Moncton), NB, Saint John, NB, Dartmouth, NS, Charlottetown, PE, Carbonear, NL and Boisbriand, QC for development for $10.7 million. As well the Company acquired a 20% interest in a land parcel in St. Jerome, QC for $950 thousand. This interest is accounted for as an equity-accounted investment.

During the year ended December 31, 2011 the Company acquired interests in land for $7.8 million in Fredericton, NB, Riverview (Moncton), NB, Charlottetown, PE, New Glasgow, NS, Halifax, NS, Montreal, QC, and Sherbrooke, QC. Two existing properties were purchased for redevelopment in Fredericton, NB (Dundonald & Smythe), and Charlottetown, PE (Buchanan Street Plaza), for $6.2 million.

OUTLOOK

Plazacorp’s development and leasing efforts have produced a property portfolio that is dominated by national retailers and provides investors with a very stable cash flow. Performance to date has demonstrated the strength of current strategies and operating capabilities. Barring unforeseen events, management is confident of delivering solid performance in 2013, as well as growth to the portfolio. The primary benefit to shareholders of the Company’s performance and tenant profile is reliable cash flow and, over time, increasing dividends. Plazacorp’s current dividend policy is to pay shareholders 22.50¢ per share for 2013 compared to 21.50¢ per share for 2012.

In the short-term, Plazacorp foresees most of its growth being derived from development and redevelopment activities. Plazacorp currently owns an interest in eleven projects under development and five land assemblies in progress which, upon completion, are expected to be accretive to the Company’s earnings. The following properties, in which the Company currently owns an interest, are under construction, active development or active planning and are anticipated to become income producing at various points over the next three years as follows:

Properties under development	Property Type	Status	Square Footage		Ownership	Occupied or Committed at December 31, 2012	Income Producing
90 Blvd. Tache Ouest, Montmagny, QC	Strip Plaza	In Planning(2)	6,000	(1)	50%	n/a	1-2 years
Bourque & Haut-Bois, Sherbrooke, QC — Phase I	Strip Plaza	In Construction	88,000	(1)	50%	78%	Q3 2013
Bourque & Haut-Bois, Sherbrooke, QC — Phase II	Strip Plaza	In Planning(2)	100,000	(1)	50%	n/a	2-3 years
Jean Talon, Montreal, QC	Strip Plaza	In Planning(2,3)	15,000	(1)	50%	n/a	1-3 years
Magog, Magog, QC — Phase I	Strip Plaza	In Development	53,000	(1)	50%	100%	Q4 2013
Magog, Magog, QC — Phase II	Strip Plaza	In Planning(2)	27,000	(1)	50%	n/a	2014
Commercial Street Plaza — 2, New Minas, NS	Strip Plaza	In Planning(2)	10,000	(1)	100%	n/a	1-3 years
Boisbriand, QC	Strip Plaza	In Development	7,300	(1)	33%	41%	Q4 2013
Fairville Boulevard — 3, Saint John, NB	Strip Plaza	In Planning(2)	24,000	(1)	100%	n/a	1-2 years
Spencer Drive — 2, Charlottetown, PE	Strip Plaza	In Planning(2)	80,000	(1)	100%	n/a	1-2 years
St. Jerome, St. Jerome, QC(4)	Strip Plaza	In Planning(2)	200,000	(1)	20%	n/a	2-3 years
Wyse Road, Dartmouth, NS	Single Use	In Construction	60,979		50%	100%	Q2 2013
Champlain Plaza II, Dieppe (Moncton), NB	Strip Plaza	In Planning(2)	60,000	(1)	100%	n/a	Q4 2014
Total			731,279

(1)       Approximate square footage.

(2)       All are appropriately zoned for the intended use.

(3)       There is a conditional sale for a portion of the land with an option in favour of the buyer to purchase the remainder.

(4)       This is owned in a limited partnership that is part of the Company’s non-consolidated trusts and partnerships. Square footage includes a second parcel of land that is conditional under purchase agreement.

There is excess density at existing properties that the Company plans to develop in the short term which would represent approximately 34 thousand additional square feet at completion.

At December 31, 2012, there were four other conditional land assemblies which were under purchase agreements and subject to due diligence or other conditions. These four land assemblies would represent 67 thousand additional square feet of retail space at completion (at the Company’s ownership percentage). As well, at December 31, 2012, there was one 46,000 square foot income producing property for redevelopment under purchase agreement and subject to due diligence or other conditions.

The Company also benefits from growth stemming from contractual rental rate increases from existing tenants’ leases that generally grow at or above the expected rate of inflation.

The Company is looking at converting from a mutual fund corporation to a real estate investment trust (REIT) structure. The Company believes that a REIT structure could be beneficial for existing shareholders. No assurances can be given that this will occur as any contemplated conversion requires tax, regulatory, Board and shareholder approvals. To that end, the Company submitted a ruling request to Canada Revenue Agency (“CRA”) in 2011 to seek the appropriate tax approvals. Discussions on the ruling request between CRA and our tax lawyers have been ongoing throughout this time period, and as recently as February 2013.

The Company is also pursuing a move from the TSX Venture Exchange to the TSX. In preparation, the Company has been reviewing its disclosure controls and procedures and internal controls, in order that it can file under TSX certification rules.

PART III

SUMMARY OF SELECTED QUARTERLY INFORMATION

Plazacorp’s summary of selected quarterly information for the last eight quarters is presented below:

(000s except per share,
percentage and number
of properties data)
(unaudited)	Q4’12		Q3’12		Q2’12		Q1’12		Q4’11		Q3’11		Q2’11		Q1’11
Total revenue (1)	$19,022		$16,135		$18,685		$17,177		$17,237		$14,704		$15,440		$14,796
Profit (loss) and total comprehensive income	$2,092		$13,242		$17,023		$14,716		$7,889		$5,807		$8,339		$6,902
Dividends per share	5.38	¢	5.38	¢	5.38	¢	5.38	¢	5.25	¢	5.25	¢	5.06	¢	5.06	¢
Funds from operations per share — basic (2)	6.4	¢	6.9	¢	6.7	¢	6.4	¢	6.1	¢	7.1	¢	6.8	¢	6.4	¢
Funds from operations per share — diluted (2)	6.4	¢	6.9	¢	6.7	¢	6.4	¢	6.1	¢	7.1	¢	6.8	¢	6.4	¢
Dividends as a percentage of basic FFO	83.3%		76.8%		79.5%		84.5%		86.0%		73.6%		73.6%		79.4%
Dividends as a percentage of basic AFFO	88.6%		79.3%		88.5%		95.8%		97.4%		87.3%		85.2%		95.3%
Total assets	$607,221		$605,677		$586,424		$569,405		$550,345		$548,796		$526,191		$492,103
Total mortgages, bonds, debentures, notes and bank indebtedness	$287,756		$284,646		$292,777		$292,851		$295,915		$305,133		$313,394		$290,018
Basic weighted average shares outstanding	63,833		61,538		60,449		59,942		59,716		52,341		51,013		50,428
Number of properties under development	10		10		12		9		7		8		9		6
Number of income producing properties (including non-consolidated investments)	108		108		105		105		105		104		103		102
Total number of properties in portfolio	118		118		117		114		112		112		112		108
Gross Leasable Area (000s of sq. ft.) (at 100%and excluding non-consolidated investments and properties under development)
Strip Plazas	2,674		2,616		2,587		2,491		2,432		2,329		2,281		2,281
Enclosed Malls	670		671		671		671		671		672		680		659
Single Use	510		510		500		554		611		611		611		557
Total income producing properties	3,854		3,797		3,758		3,716		3,714		3,612		3,572		3,497
Occupancy % (at 100% and excluding non-consolidated investments and properties under development)
Strip Plazas	95.9		96.2		96.1		96.1		95.7		97.8		97.4		97.7
Enclosed Malls	92.5		93.2		94.7		95.1		96.1		96.1		95.9		97.1
Single Use	100.0		100.0		100.0		100.0		100.0		100.0		100.0		100.0
Total income producing properties	95.9		96.2		96.4		96.5		96.5		97.9		97.6		98.0

(1)       Includes investment income, other income and share of profit of associates.

(2)       Adjusted for debenture issuance costs if applicable.

During the last eight quarters occupancy has been relatively steady which contributes to stability of cash flow. Significant fluctuations in profit and loss are mainly due to non-cash fair value adjustments on the Company’s investment properties and convertible debentures. Fair value adjustments are based on market parameters for which the Company has no control or ability to predict.

Some of Plazacorp’s properties are leased on a base year or semi-gross basis or otherwise have caps on operating costs. At December 31, 2012, approximately 56.5% of the Company’s leased area is tied to a CPI cost recovery formula. As well, anchor tenant leases may restrict Common Area Maintenance (CAM) cost recoveries. As a result of both of these factors, seasonal fluctuations in NOI and FFO occur primarily due to winter costs and yearly repair and maintenance activities which typically occur in spring and early summer which may create inconsistencies in quarterly recovery revenues compared with quarterly expenses.

PART IV

OPERATING LIQUIDITY AND WORKING CAPITAL

Cash flow, in the form of recurring rent generated from the portfolio, represents the primary source of liquidity to service debt including recurring monthly amortization of mortgage debt, to pay operating, leasing and property tax costs, and to fund dividends. Costs of development activities, which form a large portion of accounts payable and accrued liabilities, are funded by a combination of debt, equity and operating cash flow.

Cash flow from operations is dependent upon occupancy levels of properties owned, rental rates achieved, effective collection of rents, and efficiencies in operations as well as other factors.

Plazacorp’s cash distribution policy generally reflects repayment of recurring mortgage principal amortization from cash flow in determining cash available for distribution. New debt or equity capital raised is generally directed to continuing development activities, which are discretionary, based on the availability of such capital.

CAPITAL RESOURCES, EQUITY AND DEBT ACTIVITIES

Operating and Development Facilities

	$10.0 Million	$20.0 Million	$15.0 Million
(000s)	Operating	Development	Development
December 31, 2011	$—	$—	$—
Net Change	3,647	4,912	5,094
December 31 , 2012	$3,647	$4,912	$5,094

Interest rate	Prime + 1.00% or BA + 2.50%	Prime + 1.00% or BA + 2.75%	Prime + 1.00% or BA + 2.50%

Maturity	November 30, 2013	July 31, 2013	July 31, 2013
Security	First charges on pledged property	First charges on applicable pledged development property	First charges on applicable pledged development property
Other terms	Debt service, interest coverage, occupancy & equity maintenance covenants	Debt service, occupancy, leverage & equity maintenance covenants	Debt service, interest coverage, occupancy & equity maintenance covenants
Line reservations available for letters-of-credit	$2.0 million	$1.5 million	$500 thousand
Issued and outstanding	$137 thousand	—	—

Funding is secured by first mortgage charges on properties or development properties as applicable. The Company must maintain certain financial ratios to comply with the facilities. These covenants include loan-to-value, debt service coverage, maximum leverage, interest coverage, occupancy and shareholder equity thresholds.

As of December 31, 2012, all debt covenants in respect of the above facilities have been maintained.

The operating line matured November 30, 2012 and was renewed for another year with the same terms and conditions.

Debentures and Mortgage Bonds

Mortgage bonds are required to be secured by either property or cash. Mortgage bonds can be deployed up to 90% of the cost of a property under a first or second charge on that property. If it is a second charge, the total debt, including mortgage bonds cannot exceed 90%. Series IV mortgage bonds of $3 million matured on June 30, 2012 and $3 million in Series VII mortgage bonds matured on May 31, 2012. Both were repaid on maturity.

Convertible debentures are recorded at fair value and changes in the fair value are recorded quarterly in profit and loss. During the year ended December 31, 2012, all of the $11.5 million remaining in Series V convertible debentures were converted to 3.4 million shares and $1.7 million in Series VI convertible debentures were converted to 459 thousand shares.

Mortgages

During 2012 long-term financing in the amount of $21 million (at Plazacorp’s consolidated share) with a weighted average term of 14.4 years was obtained on refinancing and financing of 5 properties at a weighted average interest rate of 4.53%.

As well, construction financing was obtained in the amount of $4 million to replace the Series VII mortgage bonds which matured on May 31, 2012. The construction financing is for a 1 year term maturing June 30, 2013 and carries an interest rate of prime + 1.25%. At December 31, 2012, $3.3 million was outstanding.

The Company’s strategy is to balance maturities and terms on new debt with existing debt maturities to minimize maturity exposure in any one year and to reduce overall interest costs. Maintaining or improving the average cost of debt will be dependent on market conditions at the time of refinancing. Plazacorp’s debt strategy involves maximizing the term of long-term debt available based on the tenant profiles for the assets being financed, at current market rates, in order to stabilize cash flow available for reinvestment and dividend payments.

The Company’s use of floating-rate debt has generally been limited to assets under development or redevelopment. At December 31, 2012, fixed-rate debt represents 93.6% of mortgages and lines of credit secured on investment properties. Management is of the view that such a strategy results in the most conservative interest rate risk management practice.

During 2010, the Company converted two variable rate mortgages to long-term fixed rate mortgages through $4.2 million of interest rate swaps entered into with a Canadian chartered bank (net book value of the swaps at December 31, 2012 was $4.0 million). The terms of the mortgages and associated interest rate swaps expire July 31, 2020. These interest rate swaps are valued quarterly and are recognized at fair value in mortgages payable with changes in the fair value reflected in profit and loss.

The following is a mortgage maturity chart by year:

	Year 1	Year 2	Year 3	Year 4	Year 5	After 5
	2013	2014	2015	2016	2017	Years	Total
Long-term mortgages due at maturity (1)	$26,674	$19,286	$13,968	$27,620	$21,547	$103,201	$212,296
Principal repayments	4,435	3,963	3,742	3,620	3,149	17,277	36,186
Sub total long-term mortgages	31,109	23,249	17,710	31,240	24,696	120,478	248,482
Bank operating facility	3,647	—	—	—	—	—	3,647
Variable rate construction loan	3,259	—	—	—	—	—	3,259
Development lines of credit	10,006	—	—	—	—	—	10,006
Total	$48,021	$23,249	$17,710	$31,240	$24,696	$120,478	$265,394
As a percentage	18.1%	8.8%	6.7%	11.8%	9.3%	45.3%	100%
Weighted average expiring rate on long-term mortgages	5.99%	6.52%	6.11%	4.74%	5.37%	5.26%

(1)       Includes interest rate swaps.

At December 31, 2012 and December 31, 2011, the Company’s cost of mortgage debt was as follows:

	Balance
	Outstanding	Effective Rates	Effective Rates
(000s, except percentage data)	December 31, 2012	December 31, 2012	December 31, 2011
Fixed rate mortgage loans	$248,097	5.78%	6.07%
$10 million bank operating facility	$3,647	Prime + 1.00%	Prime + 1.00%
$20 million bank development facility	$4,912	Prime + 1.00%	Prime + 1.00%
$15 million bank development facility	$5,094	Prime + 1.00%	Prime + 1.00%
Variable rate secured construction loan	$3,259	Prime + 1.25%	n/a

The weighted average term to maturity for the long-term mortgages is 6.2 years. The average remaining repayment (amortization) period on long-term mortgage debt is 24.7 years.

The ratio of debt to gross book value of assets at December 31, 2012 (excluding convertible debentures) is 43.8% compared to 44.6% at December 31, 2011.

Shares Outstanding

If all rights to convert shares under the provisions of convertible debt were exercised, the impact on shares outstanding would be as follows:

At February 28, 2013 (000s)	Shares	Share Capital
Current outstanding shares	64,075	$107,630
Series VI convertible debentures	4,332	21,560
Total adjusted shares outstanding	68,407	$129,190

Land Leases

Return on invested cash or equity is a measure Plazacorp uses to evaluate development and strategic acquisitions. Investing in a project subject to a land lease reduces the cash equity required for an individual project and increases the number of projects which can be undertaken with available capital. This spreads risk and enhances overall shareholder return. In some instances use of a land lease will enhance project feasibility where a project might not otherwise be undertaken without use of a land lease. Currently Plazacorp has 24 long-term land leases (affecting 23 properties) with total annual rent of $2.7 million. One of the land leases relates to shared parking facilities. The other properties under land lease represent approximately 15.0% of the Company’s fair value of investment properties and investments. Land leases expire (excluding any non-automatic renewal periods) on dates ranging from 2017 to 2084 with an average life of 45 years, with some of the leases also containing non-automatic renewal options, extending the average life of the leases to 70 years including these non-automatic renewal options. Of the 24 land leases, 11 of the land leases have options to purchase, generally at fair market value.

Gross Capital Additions Including Leasing Fees:

	3 Months	3 Months
	Ended	Ended	12 Months	12 Months
	December 31,	December 31,	Ended	Ended
	2012	2011	December 31,	December 31,
(000s)	(unaudited)	(unaudited)	2012	2011
Leasing fees — existing properties	$2	$137	$39	$405
Leasing fees — redevelopment properties	1	9	35	75
Leasing fees — new developments	51	703	355	1,381
Total leasing fees	54	849	429	1,861
Capital additions — existing properties	195	220	1,334	1,315
Capital additions — redevelopment properties	—	—	834	3,096
Capital additions — new developments	8,236	2,663	25,226	35,459
Total capital additions	8,431	2,883	27,394	39,870
Total gross additions	$8,485	$3,732	$27,823	$41,731

COMMITMENTS AND CONTINGENT LIABILITIES

The Company has $3.0 million in short-term commitments in respect of development activities. Management believes that Plazacorp has sufficient unused bank line availability, and/or mortgage bond deployment potential, to fund these commitments.

The Company also has a contingent liability as original borrower on a mortgage assumed by the purchasers of a property in 2007. This commitment is subject to an indemnity agreement. The sale did not relieve the Company’s obligation as original borrower in respect of this mortgage. The debt subject to such guarantee at December 31, 2012 totals $6.4 million with a remaining term of 0.3 years.

The Company has contingent liabilities as original borrower on four mortgages partially assumed by the purchasers of properties where a 75% interest in each was sold in 2009. These commitments are subject to indemnity agreements. These sales did not relieve the Company’s obligations as original borrower in respect of these mortgages. The debt subject to such guarantees at December 31, 2012 totals $7.8 million with remaining terms ranging from 2.3 years to 10.1 years.

The Company guarantees mortgage debt in excess of its pro-rata position in joint ventures and non-consolidated subsidiaries in the amount of $4.6 million.

PART V

RISKS AND UNCERTAINTIES

All property investments are subject to a degree of risk and uncertainty. Property investments are affected by various factors including general economic conditions and local market circumstances. Local business conditions such as oversupply of space or a reduction in demand for space particularly affect property investments. Management attempts to manage these risks through geographic and retail asset class diversification in the portfolio. At December 31, 2012, the Company held interests in 118 properties spread geographically among six provinces in Canada. Some of the more important risks are outlined below. See Financial Risk Management Note 25 to the December 31, 2012 Annual Consolidated Financial Statements for further details. Also see the Company’s Annual Information Form dated February 28, 2013 for a complete list of risks and uncertainties.

Interest Rate, Financing and Refinancing Risk

Management attempts to lock in cash returns on assets for the longest period, consistent with exposure to debt maturing and leases expiring in any given year.

The Company mitigates interest rate risk by maintaining the majority of its debt at fixed rates. At December 31, 2012, 93.6% of the Company’s mortgages and lines of credit secured by investment properties are at fixed rates. Floating rate debt is typically used for development or redevelopment projects as interim financing, until the projects are completed and are then able to attract the appropriate long-term financing. The Company mitigates its exposure to fixed-rate interest risk by staggering maturities in order to avoid excessive amounts of debt maturing in any one year. If market conditions warrant, the Company may attempt to renegotiate its existing debt to take advantage of lower interest rates.

At existing financing rates, the Company is able to obtain positive returns from debt financing. The quality of the Company’s projects and properties makes management confident of obtaining suitable long-term financing for those projects on completion of development as well as those properties with maturing existing debt. The Company has an ongoing requirement to access the debt markets and there is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to the Company or on any terms at all. Management believes that all debts maturing in 2013 will be able to be financed or refinanced as they come due.

Credit Risk

Credit risk mainly arises from the possibility that tenants may be unable to fulfill their lease commitments. Management mitigates this risk by ensuring that Plazacorp’s tenant mix is diversified and heavily weighted to national tenants and by ensuring any significant individual revenue exposures are to tenants of significant credit worthiness. Plazacorp also maintains a portfolio that is diversified geographically so that exposure to local business is lessened.

Currently one tenant, Shoppers Drug Mart, represents 23.5% of current monthly gross rents in place. The top 10 tenants collectively represent approximately 53.7% of total revenues in place. National and regional tenants represent 93.5% of the in-place tenant base.

Lease Roll-Over and Occupancy Risk

Lease roll-over risk arises from the possibility that Plazacorp may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants.

Management attempts to stagger the lease expiry profile so that Plazacorp is not faced with a disproportionate amount of square footage of leases expiring in any one year. Management further mitigates this risk by maintaining a diversified portfolio mix both by retail asset type and geographic location and ensuring that the Company maintains a well staffed and highly skilled leasing department to deal with all leasing issues.

One of Plazacorp’s performance drivers is related to occupancy levels. The majority of Plazacorp’s leases in place are referred to as net leases, meaning tenants reimburse Plazacorp fully for their share of property operating costs (subject to consumer price index adjustments in many cases) and realty taxes. Many of Plazacorp’s operating costs and realty taxes are not reduced by vacancy. Certain costs such as utilities and janitorial costs would not decline with a decline in occupancy.

The hypothetical impact to NOI of a change in occupancy of 1% would be approximately $368 thousand per annum. The analysis does not identify a particular cause of such changing occupancy and as a result, it does not reflect the actions management may take in relation to the changes. Plazacorp’s principal management of occupancy risk is the skewing of tenancies towards national tenants, the signing of longer term leases and significant pre-leasing of development space.

Development and Acquisition Risk

Plazacorp’s external growth prospects will depend in large part on identifying suitable development, redevelopment and acquisition opportunities, pursuing such opportunities, conducting necessary due diligence, consummating acquisitions (including obtaining necessary consents) and effectively operating the properties acquired or developed by the Company. If Plazacorp is unable to manage its growth and integrate its acquisitions and developments effectively, its business, operating results and financial condition could be adversely affected. Developments and acquisitions may not meet operational or financial expectations due to unexpected costs or market conditions, which could impact the Company’s performance.

Environmental Risk

Plazacorp is subject to various laws relating to the environment which deal primarily with the costs of removal and remediation of hazardous substances such as asbestos or petroleum products. Environmental risk is relevant to Plazacorp’s ability to sell or finance affected assets and could potentially result in liabilities for the costs of removal and remediation of hazardous substances or claims against Plazacorp. Management is not aware of any material non-compliance with environmental laws or regulations with regard to Plazacorp’s portfolio, or of any material pending or threatened actions, investigations or claims against Plazacorp relating to environmental matters. Plazacorp manages environmental exposures in a proactive manner during every aspect of the property life cycle including extensive due diligence in respect of environmental risk before purchase or development.

PART VI

RELATED PARTY TRANSACTIONS

Management Company

Prior to July 1, 2011, Plaza Group Management Limited provided property management and corporate management services to Plazacorp. In Quebec, staff of Les Immeubles Plaza Z-Corp Inc. handled management duties under a separate management agreement with Plazacorp.

Plaza Group Management Limited was controlled by two directors of Plazacorp, namely Michael Zakuta and Earl Brewer. Les Immeubles Plaza Z-Corp Inc. is controlled by Michael Zakuta.

On July 1, 2011, the Company purchased the shares of Plaza Group Management Limited. As a result of this transaction, property management and corporate management were internalized and the Company manages all of its properties, including properties previously managed by Plaza Z-Corp Inc. Both management agreements previously in place were terminated.

The purpose of the management arrangement was to provide the Company the services of a fully staffed and professional management company in all geographic areas in which it operates at reasonable costs. The basis of fee payments under the management agreements, effective March 30, 2009 until July 1, 2011, was as follows:

Plaza Group Management Limited Fee Structure

Property management	3% of gross rents paid.
Corporate management	¾% of gross rents paid in the preceding fiscal year.
Leasing	4% of net rental revenue per year for first five years of lease term.
2% of net rental revenue per year for years six to ten of lease term.
Leasing fees for renewal are at 50% of the above rates.
Development	4% of costs of construction on development projects.
10% of tenant improvement costs on non-development projects.
Debt financing	¾ % of loan amount where no outside broker is involved.
¼ % of loan amount where an outside broker is involved.
Capital	Where and when permitted by securities law:
3% of capital raised where no external broker is involved.
1 ½ % of capital raised where no external broker is involved and where the proceeds are used to retire/redeem maturing capital.
¾ % of capital raised where an outside broker is involved.
Acquisitions	2% of the purchase price of assets or capitalized value of land leases.
Dispositions	1 ½ % of the proceeds of disposition on assets.
Legal services	Cost recovery basis, equal to $185 per hour.

The following amounts were charged under the agreements (in 000s):

		12 Months
		Ended
		December 31,
Fee Category	Included for Reporting Purposes In	2011
Property management	Property operating expenses	$777
Corporate management	Administrative expenses	194
Leasing	Investment properties	616
Development	Investment properties	606
Financing and capital	Debt or equity	301
Acquisitions	Investment properties	49
Legal services	Varied based on service provided	343
Total		$2,886

Remuneration of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any Director of the entity. The remuneration of Directors and other key management personnel of the Company during the years ended December 31, 2012 and 2011 was as follows:

	12 Months	12 Months
	Ended	Ended
	December 31,	December 31,
	2012	2011
Total key management personnel compensation — short-term employee benefits(1)	$1,888	$1,796

(1)         Total compensation paid by Plaza Group Management Limited, prior to the internalization for 2011 was $897 thousand. This amount is not included in the financial statements of the Company but is included in this chart.

During the years ended December 31, 2012 and 2011 there were no amounts paid in post employment benefits, long-term benefits or termination benefits. There were 40 thousand RSUs granted to key management personnel.

Notes Payable to Related Parties

Notes payable fall into two categories:

•             Interest bearing unsecured notes that are advanced from time-to-time to assist in financing property acquisitions and development costs and are retired on funding of interim or long-term debt or upon sale of the property to which the note relates.

•             Non-interest bearing notes that existed at the time of acquisition of properties in September 2000. Certain of the notes are owed to parties controlled directly or indirectly by Michael Zakuta. The notes are repayable on sale or refinancing of the related asset.

	Interest	December 31,	December 31,
(000s)	Rate	2012	2011
Non-interest bearing notes:
Entities owned (directly or indirectly), controlled or significantly influenced by Michael Zakuta, President, Chief Executive Officer and Director of the Company	n/a	$261	$261

Bonds and Debentures Held

The Directors directly or indirectly held convertible debentures and mortgage bonds of the Company as follows (stated at face value):

	December 31,	December 31,
(000s)	2012	2011
Barbara Trenholm	$—	$100
Earl Brewer	219	1,481
Edouard Babineau	350	2,000
Michael Zakuta	670	781
Richard Hamm	—	250
Stephen Johnson	750	850
Total	$1,989	$5,462

During 2012, Barbara Trenholm redeemed $100 thousand in expired mortgage bonds, Earl Brewer converted $1.042 million of convertible debentures to shares and redeemed $220 thousand in expired mortgage bonds, Edouard Babineau converted $1.4 million of convertible debentures to shares and redeemed $250 thousand in expired mortgage bonds, Michael Zakuta redeemed $111 thousand in expired mortgage bonds, Richard Hamm converted $250 thousand of convertible debentures to shares, and Stephen Johnson redeemed $100 thousand in expired mortgage bonds.

Other key management personnel own $45 thousand in mortgage bonds of the Company at December 31, 2012 (December 31, 2011 - $105 thousand).

Other Related Party Transactions

Two directors, directly or beneficially, hold interests in common with the Company’s 25% interest in the Gateway Mall, Sussex, NB, being Earl Brewer (25%) and Michael Zakuta (21.5%). There are no loans outstanding or fees charged by the related parties as a result of the joint ownership.

TC Land LP, an entity controlled by Michael Zakuta and Earl Brewer, leases nine parcels of land to Plazacorp at a total annual rent of $877 thousand. The land leases expire at various times from October 2043 to November 2047, subject to options to renew. All of these land leases have options to purchase, of which one is at a fixed price and the others are at fair market value. The business purpose of the leases was to enhance levered equity returns on the affected assets.

Earl Brewer and Michael Zakuta hold interests in common with the Company’s 10% interest in Northwest Plaza Commercial Trust, the owner of the Northwest Centre, Moncton, NB. There are no loans outstanding or fees charged by the related parties as a result of the joint ownership.

Plaza Group Management Limited (a wholly-owned subsidiary of Plazacorp) is a party to an aircraft operating agreement with Plaza Atlantic Limited (a company owned by Michael Zakuta and Earl Brewer) with respect to the use and operation of a turbo-prop airplane, used from time to time by Plazacorp to facilitate more timely access to properties across the Corporation’s portfolio, mainly for construction and development. Costs associated with the use of the airplane for the year ended December 31, 2012 were $599 thousand (July 1, 2011 to December 31, 2011 - $205 thousand).

Plaza Group Management Limited is a party to an office lease for Plazacorp’s corporate headquarters in Fredericton, NB. The owner of the office building (and counter-party to the office lease) is a company indirectly owned by Michael Zakuta and Earl Brewer. Basic minimum rent under this office lease is $201 thousand per year. The lease expires on March 31, 2014.

Plaza Group Management Limited manages certain properties owned directly or indirectly by Michael Zakuta and Earl Brewer, namely 527 Queen Street, Fredericton, NB and 271 Queen Street, Fredericton, NB.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management maintains appropriate information systems, procedures and controls to ensure that information that is publicly disclosed is complete, reliable and timely. Management is also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A, the Consolidated Financial Statements for December 31, 2012 and all related public filings.

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the TSX Venture Exchange Issuer Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing certificates for TSX Venture issuers are not making any representations relating to the establishment and maintenance of:

i)               controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)            a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificate(s).

Investors should be aware that inherent limitations on the ability of certifying officers of a TSX Venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Estimates

Plazacorp’s significant accounting policies are described in its consolidated financial statements. The Company adopted IFRS as the basis of financial reporting effective January 1, 2011.

Management chooses the accounting policies and estimates that it believes are appropriate to fairly report the Company’s operating results and financial position. Management regularly assesses its critical accounting estimates in light of current and forecasted economic conditions and reviews these estimates with its Audit Committee. The following outlines the more significant judgments and estimates used in the preparation of the financial statements.

Fair Value of Investment Properties

Investment properties include all of the Company’s income producing commercial properties, properties under development and surplus lands. Investment properties are recorded at fair value except for properties under development when fair value is not determinable. Fair value is based on a combination of external appraisals and internal valuations. Significant assumptions and estimates are made in determining the fair value of investment properties, including the normalized level of NOI for a particular property and which capitalization rate to use on each property. External appraisals use a number of different valuation approaches, including a discounted cash flow approach and a direct comparison approach. The discounted cash flow approach discounts expected future cash flows.

Properties Under Development

The Company capitalizes all direct expenditures incurred in connection with the development and construction of properties. These expenditures consist of all direct costs and direct and indirect borrowing costs on debt attributable to the specific development. Borrowing costs are reduced by any interest earned by the Company on borrowed funds prior to utilization.

The development period commences when expenditures are being incurred and activities necessary to prepare the asset for its intended use are in progress. Capitalization ceases when substantially all the activities necessary to prepare the asset for its intended use are complete.

Fair Value of Convertible Debentures

In determining the fair value of convertible debentures, the Company must make assumptions regarding credit spreads, share price volatility and bond yields, considering the terms of the convertible debentures and their risk.

Fair Value of Debt

In determining estimates of the fair values of financial instruments, the Company must make assumptions regarding current market rates, considering the terms of the instruments and their risk. Current market rates are generally selected from a range of potentially acceptable rates and accordingly, other effective rates and fair values are possible.

Financial Instruments

The Company reviews all significant contracts to determine if they contain embedded derivatives. As of August 1, 2010 the Company had entered into interest rate swaps to fix the rates for two variable rate mortgages. These swaps are valued quarterly and are recognized at fair value in mortgages payable with changes in the fair value reflected in profit and loss. At December 31, 2012, there are no embedded derivatives in the Company’s financial instruments that require separation and measurement.

FUTURE ACCOUNTING POLICY CHANGES

A number of new standards, and amendments to standards and interpretations under IFRS, are not yet effective for the year ended December 31, 2012, and have not been applied in preparing the consolidated financial statements. Please see Note 3 to the consolidated financial statements for further details about future accounting policy changes.

ADDITIONAL INFORMATION

Additional information relating to Plazacorp including the Management Information Circular, Material Change reports and all other continuous disclosure documents required by the securities regulators, are filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed electronically at www.sedar.com or on the Plazacorp website at www.plaza.ca.

Attached as Appendix A is a chart listing the Company’s properties at December 31, 2012 and attached as Appendix B is the fourth quarter consolidated statements of comprehensive income.

APPENDIX A

PROPERTIES OF THE COMPANY(4)

			Gross		Occupied or
			Leasable	Ownership	Committed
		Year Built/	Area	Interest	as at
Property	Location	Redeveloped	(sq. ft.)	(%)	31-Dec-12	Major Tenants(1)
Strip Plazas
Les Promenades St. Francois	Laval, QC	1987/2001	54,694	100%	88%	Jean Coutu, Dollarama
Plaza Hotel de Ville	Rivière-du-Loup, QC	1990	20,412	100%	100%	Bouclair, Yellow Shoes
Plaza Theriault(2)	Rivière-du-Loup, QC	1995	25,780	100%	100%	National Bank, SuperClub Videotron
Plaza BBRF	Sherbrooke, QC	2008	20,631	50%	100%	Shoppers Drug Mart
Plaza Boulevard Royal	Shawinigan, QC	1997/2008	128,222	100%	97%	Rossy, Caisse Populaire
Carrefour des Seigneurs(3)	Terrebonne, QC	1992/2004	33,900	25%	86%	Jean Coutu
St. Anne Street Plaza	Bathurst, NB	2006	25,299	100%	96%	Dollarama, Reitmans
St. Peter Avenue Plaza	Bathurst, NB	2006	23,273	100%	100%	Shoppers Drug Mart
Champlain Plaza	Dieppe (Moncton), NB	2005	48,815	100%	100%	Mark’s Work Wearhouse, Shoppers Drug Mart
Boulevard Hebert Plaza	Edmundston, NB	2006	26,689	100%	100%	Shoppers Drug Mart
Victoria Street Plaza	Edmundston, NB	2007	21,875	100%	93%	Reitmans, Dollarama
Dundonald & Smythe	Fredericton, NB	1962/1997	19,779	100%	100%	Dollarama
Empire Plaza(2)	Fredericton, NB	2003	13,743	100%	100%	Dollarama
FHS Plaza	Fredericton, NB	1999	24,274	100%	100%	Cleve’s , Bulk Barn
Main Place(2)	Fredericton, NB	1992/2004	31,416	100%	93%	Shoppers Drug Mart
Nashwaaksis Plaza	Fredericton, NB	1997	55,914	100%	100%	Dollarama
Madawaska Road Plaza	Grand Falls, NB	2005	10,410	100%	100%	Pizza Delight, Tim Horton’s
KGH Plaza	Miramichi, NB	2007	18,969	25%	100%	Shoppers Drug Mart
Miramichi Power Center — 1	Miramichi, NB	2005	38,033	100%	100%	Staples, Mark’s Work Wearhouse
Miramichi Power Center — 2	Miramichi, NB	2005	21,936	100%	100%	Dollarama, Boston Pizza
Boulevard Plaza(2)	Moncton, NB	2004	83,021	100%	100%	Winners, Michael’s
Wedgewood Plaza(2)	Riverview (Moncton), NB	1999	12,768	100%	69%	Dollarama
Crown Street(2)	Saint John, NB	2006	21,764	100%	100%	Shoppers Drug Mart
Exhibition Plaza(2)	Saint John, NB	2004	75,204	55%	100%	Empire Cinemas
Fairville Boulevard — 1	Saint John, NB	2008	57,000	100%	100%	Sobeys
Fairville Boulevard — 2	Saint John, NB	2009	56,698	100%	93%	Bulk Barn, Staples, Dollarama
Major Brook Drive Plaza(2)	Saint John, NB	2005	40,597	55%	100%	Michael’s, Boston Pizza
McAllister Drive Plaza(2)	Saint John, NB	1999	24,921	55%	100%	Cleve’s
SCA Plaza(2)	Saint John, NB	2002	17,517	55%	100%	Great Canadian Dollar Store, Bulk Barn
Main and Western Street Plaza	Sussex, NB	2007	14,300	100%	100%	Dollarama
Connell Road Plaza	Woodstock, NB	2004	19,645	100%	88%	Mark’s Work Wearhouse, Dollarama
303 Main Street Plaza	Antigonish, NS	2005	19,542	100%	92%	Shoppers Drug Mart
Bedford Commons	Bedford (Halifax), NS	2009	72,622	100%	92%	Future Shop, Dollarama
Bedford Commons — 2	Bedford (Halifax), NS	2011	105,190	100%	89%	Winners, Staples, Sportchek
Tacoma Centre	Dartmouth (Halifax), NS	1983/2002	157,936	50%	99%	Sobeys, Dollarama
Tacoma Valley Field	Dartmouth (Halifax), NS	2005	26,817	50%	86%	Shoppers Drug Mart
201 Chain Lake Drive(3)	Halifax, NS	1995/2004	119,320	50%	89%	Home Outfitters
209 Chain Lake Drive(3)	Halifax, NS	1998	89,549	50%	100%	Value Village, Mark’s Work Wearhouse, Dollarama
Joseph Howe Drive Plaza(2)	Halifax, NS	2007	23,599	100%	100%	Shoppers Drug Mart
Staples Plaza	New Glasgow, NS	2001	33,763	100%	100%	Staples
V-8 Plaza(2)	New Glasgow, NS	2004	16,565	100%	100%	Dollarama, Swiss Chalet
Commercial Street Plaza	New Minas, NS	2003	15,342	100%	100%	Swiss Chalet, Penningtons
Granite Drive Plaza	New Minas, NS	2009	86,514	100%	100%	Lawtons, Future Shop, Winners
Silver Fox Plaza	New Minas, NS	2010	42,078	100%	100%	Giant Tiger, Michael’s
North Sydney Plaza	North Sydney, NS	2007	20,372	100%	100%	Shoppers Drug Mart
Welton Street Plaza(2)	Sydney, NS	2004	21,006	100%	100%	Dollarama, Bulk Barn
Robie Street Plaza	Truro, NS	2007	21,890	25%	100%	Shoppers Drug Mart
Pleasant Street	Yarmouth, NS	2005	22,586	100%	87%	Shoppers Drug Mart

			Gross		Occupied or
			Leasable	Ownership	Committed
		Year Built/	Area	Interest	as at
Property	Location	Redeveloped	(sq. ft.)	(%)	31-Dec-12	Major Tenants(1)
Starrs Road Plaza	Yarmouth, NS	1976/2005	64,319	100%	100%	Empire Theatres, Dollarama
Belvedere Plaza	Charlottetown, PE	1979/2000	77,459	60%	100%	Mark’s Work Wearhouse, Indigo, The Brick
Spencer Drive Plaza	Charlottetown, PE	2012	95,713	100%	78%	Sobeys, Petsmart
Spring Park Plaza	Charlottetown, PE	1998	49,733	85%	97%	Fabricville, Value Village
UAS Plaza	Charlottetown, PE	2006	23,386	100%	100%	Shoppers Drug Mart, TD Bank
University Plaza	Charlottetown, PE	1977/1998	62,046	43%	100%	Dollarama, Smitty’s, The Bargain Shop
Buchanan Street Plaza	Charlottetown, PE	2012	56,452	100%	81%	ToysRUs, Reitmans
Granville Street Plaza	Summerside, PE	1977/2011	60,957	60%	96%	Dollarama, Mark’s Work Wearhouse
15260 Yonge Street(3)	Aurora, ON	2006	14,177	50%	87%	Dollarama
Manotick(2)	Manotick (Ottawa), ON	2012	28,968	50%	100%	Shoppers Drug Mart
Scott Street Plaza(3)	St. Catharines, ON	2007	25,709	50%	100%	Shoppers Drug Mart
Bay Roberts Plaza	Bay Roberts, NL	2006	20,468	100%	100%	Shoppers Drug Mart
Conception Bay South Plaza(2)	Conception Bay South, NL	2006	22,980	100%	100%	Shoppers Drug Mart
Kenmount Road Plaza(2)	St. John’s, NL	2006	20,576	100%	100%	XS Cargo, Montana’s
Le Marchant Road Plaza	St. John’s, NL	2007	18,309	100%	100%	Shoppers Drug Mart
Stavanger Drive Plaza	St. John’s, NL	2011	50,563	90%	100%	Best Buy, Petsmart, Montana’s
Sub-total			2,674,004		95.9%
Enclosed Malls
Les Galaries Montmagny	Montmagny, QC	1997/1990	138,725	50%	97%	Maxi, Hart, Uniprix
Les Promenades du Cuivre	Rouyn-Noranda, QC	1987/2003	149,682	100%	100%	Hart, Familiprix, Royal Bank, Staples
Grand Falls Shopping Centre	Grand Falls, NB	1972/2005	133,998	100%	89%	Staples, Shoppers Drug Mart
Oromocto Mall	Oromocto, NB	1976/2008	86,025	100%	70%	Shoppers Drug Mart, Dollarama
Gateway Mall	Sussex, NB	1978/2008	162,109	25%	97%	Sobeys, Canadian Tire
Sub-total			670,539		92.5%
Single Use
Plaza BDP(2), (3)	Deux Montagnes, QC	2007	16,940	37.5%	100%	Shoppers Drug Mart
Bureau en Gros	Granby, QC	2000	25,695	50%	100%	Staples
Plaza TS Magog	Magog, QC	2006	17,452	50%	100%	Shoppers Drug Mart
Bureau en Gros	Rimouski, QC	2001	25,771	50%	100%	Staples
CPRDL	Rivière-du-Loup, QC	2007	41,568	50%	100%	Caisse Populaire
Plaza Jean XXIII(2), (3)	Trois-Rivieres, QC	2007	16,721	50%	100%	Shoppers Drug Mart
Miramichi West Plaza	Miramichi, NB	2009	18,210	100%	100%	Shoppers Drug Mart
681 Mountain Road	Moncton, NB	2004	19,504	25%	100%	Shoppers Drug Mart
Staples(2)	Saint John, NB	1997	25,293	100%	100%	Staples
Main and Sackville	Shediac, NB	2009	23,652	100%	100%	Shoppers Drug Mart
Main and Victoria	Shediac, NB	2007	10,287	100%	100%	Dollarama
201 Main Street	Sussex, NB	2007	16,915	25%	100%	Shoppers Drug Mart
Central Avenue Plaza	Greenwood, NS	2006	16,989	100%	100%	Shoppers Drug Mart
912 East River Road	New Glasgow, NS	2005	16,912	100%	100%	Shoppers Drug Mart
Kings Road Plaza(2)	Sydney River, NS	2006	16,847	100%	100%	Shoppers Drug Mart
Amherstview	Amherstview, ON	2010	18,029	50%	100%	Shoppers Drug Mart
615 King Street(2)	Gananoque, ON	2008	16,619	50%	100%	Shoppers Drug Mart
King & Mill	Newcastle, ON	2011	15,134	50%	100%	Shoppers Drug Mart
St. Josephs Boulevard	Orleans (Ottawa), ON	2008	16,799	50%	100%	Shoppers Drug Mart
Dufferin & Wilson (Perth)	Perth, ON	2008	16,782	50%	100%	Shoppers Drug Mart
Civic Center Road	Petawawa, ON	2008	17,036	50%	100%	Shoppers Drug Mart
Port Hope Plaza	Port Hope, ON	2008	22,650	50%	100%	Shoppers Drug Mart
Scugog Street Port Perry	Port Perry, ON	2010	16,776	50%	100%	Shoppers Drug Mart
Powell Drive	Carbonear, NL	2012	10,000	100%	100%	Dollarama
Airport Blvd. Plaza(2)	Gander, NL	2008	18,077	100%	100%	Shoppers Drug Mart
Ville Marie Drive Plaza	Marystown, NL	2010	14,580	100%	100%	Dollarama
Torbay & MacDonald(2)	St. John’s, NL	2011	18,550	100%	100%	Shoppers Drug Mart
Sub-total			509,788		100%
Income producing properties			3,854,331		95.9%

			Gross		Occupied or
			Leasable	Ownership	Committed
		Year Built/	Area	Interest	as at
Property	Location	Redeveloped	(sq. ft.)	(%)	31-Dec-12	Major Tenants(1)
Projects Under Development
Boisbriand	Boisbriand, QC	—	7,300	33%	41%	In Planning
90 Blvd. Tache Ouest	Montmagny, QC	—	—	50%	—	In Planning
Jean Talon(3,5)	Montreal, QC	—	—	50%	—	In Planning
Magog	Magog, QC	—	53,000	50%	100%	IGA (Sobeys)
Bourque & Haut-Bois	Sherbrooke, QC	—	88,000	50%	78%	Dollarama, Metro
Wyse Road	Dartmouth (Halifax), NS		60,979	50%	100%	Sobeys
Commercial Street Plaza — 2	New Minas, NS	—	—	100%	—	In Planning
Champlain Plaza — 2	Dieppe (Moncton), NB	—	—	100%	—	In Planning
Fairville Boulevard — 3	Saint John, NB	—	—	100%	—	In Planning
Spencer Drive Plaza — 2	Charlottetown, PE	—	—	100%	—	In Planning
Sub-total			209,279		88.7%
Total Excluding Non- Trust and Partnerships			4,063,610		95.5%
Non-Consolidated Trusts and Partnerships
3550 Sources(3)	DDO (Montreal), QC	2006	8,391	10%	100%	National Bank
Centennial Plaza(3)	DDO (Montreal), QC	1979/2008	152,422	10%	93%	Value Village, Jean Coutu
Place Du Marche(3)	DDO (Montreal), QC	1979/2008	35,205	10%	100%	Laurentian Bank, Starbucks
BPK Levis(3)	Levis, QC	1985	89,535	10%	91%	Jeans Depot, Maxidollar, Ressourcerie De Levis
Plaza des Recollets	Trois-Rivieres, QC	2006	73,730	15%	94%	Winners/Home Sense
Northwest Centre	Moncton, NB	1998/2003	191,131	10%	91%	Zellers, Princess Auto
Shediac West	Shediac, NB	2009	65,842	10%	100%	Canadian Tire, Sobeys
Main Street Alexandria	Alexandria, ON	2009	17,242	25%	100%	Shoppers Drug Mart
Ottawa Street	Almonte, ON	2010	18,365	25%	100%	Shoppers Drug Mart
Hastings Street Bancroft	Bancroft, ON	2009	17,538	25%	100%	Shoppers Drug Mart
Village Shopping Centre	St. John’s, NL	1978/2006	426,541	30%	90%	Hart, Labels, Dollarama, SportChek, Bed Bath & Beyond
St. Jerome(3)	St. Jerome, QC	—	—	20%	—	In Planning
Sub-total			1,095,942		92.4%
Grand Total			5,159,552		94.9%

(1)          Based on square footage.

(2)          Currently subject to land leases. The land leases for Plaza BDP, Boulevard Plaza, Conception Bay South Plaza, Kenmount Road Plaza, Kings Road Plaza, Joseph Howe Drive Plaza, Plaza Jean XXIII, Airport Blvd. Plaza and 615 King Street all have options to purchase at fair market value. The V-8 Plaza and Main Place land leases have fixed options to purchase. All other land leases do not have an option to purchase. Land leases for Plaza BDP, Conception Bay South Plaza, Kenmount Road Plaza, Kings Road Plaza, Joseph Howe Drive Plaza, Plaza Jean XXIII, Airport Blvd. Plaza, 615 King Street and the V-8 Plaza are all with related parties.

(3)          Co-managed by Plazacorp.

(4)          All but 18 of these properties were either developed or redeveloped by the Company. The 18 that were not developed or redeveloped by the Company consist of Place Du Marche, Northwest Centre, BPK Levis, Plaza Hotel de Ville, Plaza Theriault, Nashwaaksis Plaza, Wedgewood Plaza, Exhibition Plaza, McAllister Drive Plaza, SCA Plaza, 209 Chain Lake Drive, Belvedere Plaza, Spring Park Plaza, University Plaza, Les Galaries Montmagny, Gateway Mall, Bureau en Gros Rimouski and Staples Saint John.

(5)          There is a conditional sale for a portion of the land with an option in favour of the buyer to purchase the remainder.

APPENDIX B

FOURTH QUARTER 2012 INCOME RESULTS

Consolidated Statements of Comprehensive Income

	3 Months	3 Months
	Ended	Ended
	December 31,	December 31,
(000s) (unaudited)	2012	2011
Rental revenue	$15,248	$14,489
Operating expenses	(6,254)	(5,780)
Net property operating income	8,994	8,709

Share of profit of associates	3,368	2,349
Administrative expenses	(1,447)	(1,302)
Investment income	57	59
Other income	349	340
Other expenses	2	(102)
Income before finance costs, fair value adjustments, gain (loss) on disposals and income taxes	11,323	10,053

Finance costs	(3,947)	(4,328)
Finance costs — net loss from fair value adjustments to convertible debentures	(547)	(3,088)
Finance costs — net revaluation of interest rate swaps	27	(165)
Net gain (loss) from fair value adjustments to investment properties	(3,633)	8,385
Loss on disposal of surplus land	(51)	(3)
Profit before income tax	3,172	10,854

Income tax expense
- Current	(1,152)	(136)
- Deferred	72	(2,829)
	(1,080)	(2,965)

Profit and total comprehensive income for the period	$2,092	$7,889

Profit and total comprehensive income for the period
- Shareholders	$1,058	$7,911
- Non-controlling interests	1,034	(22)
	$2,092	$7,889